GENCO RESOURCES LTD.
Consolidated Financial Statements
As at September 30, 2009

999 West Hastings, Suite 550, Vancouver, BC, Canada, V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX: GGC

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators WE HEREBY GIVE NOTICE THAT our financial statements for the nine month period ended September 30, 2009, which follow this notice, have not been reviewed by an auditor.

GENCO RESOURCES LTD.
Consolidated Balance Sheets
As at September 30, 2009 and December 31, 2008
(Expressed in Canadian dollars)

	September 30	December 31
	2009	2008
	$	$
Assets
Current assets
Cash	1,545,392	453,002
Marketable securities (Note 5)	-	2,693,657
Accounts receivable	82,290	86,752
Taxes receivable (Note 16a)	2,554,449	2,718,875
Note receivable (Note 5)	5,000,000	-
Inventory (Note 6)	350,390	383,338
Prepaid expenses and deposits	56,596	358,137
	9,589,117	6,693,761

Mineral property interests (Note 7)	48,398	47,589
Property, plant, and equipment (Note 8)	38,311,782	40,279,705

	47,949,297	47,021,055

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,577,704	8,926,522
Current portion of long term debt (Note 9)	542,859	925,680
	5,120,563	9,852,202

Long term debt (Note 9)	525,059	1,101,312
Asset retirement obligation (Note 10)	220,622	225,327
Future income tax	996,933	1,157,184
Deferred proceeds on sale of marketable securities	-	2,857,500
Deferred gain on sale of marketable securities (Note 5)	3,456,456	-
Subscriptions for common shares (Note 17a)	1,062,002	-

	11,381,635	15,193,525
Shareholders' equity
Liabilities to be settled with shares	-	378,394
Share capital (Note 11)	49,691,590	45,326,828
Contributed surplus (Note 11)	10,429,896	8,984,176
Retained earnings (deficit)	(23,553,824)	(22,861,868)
	36,567,662	31,827,530

	47,949,297	47,021,055

Nature of operations (Note 1) and contingency (Note 16).

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the Three and Nine Months Ended September 30, 2009 and September 30, 2008
(Expressed in Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
	$	$	$	$

Sales	-	1,788,877	-	6,125,063
Cost of sales	-	1,234,782	-	4,903,231
Gross profit (loss)	-	554,095	-	1,221,832

Operating expenses
Administration expenses	558,153	1,104,024	1,727,172	3,014,883
Mine overhead costs	1,074,007	-	1,497,257	-
Expense recoveries	(17,271)	-	(587,872)	-
Stock-based compensation (Note 11a)	28,645	171,878	(39,493)	1,256,899
	1,643,534	1,275,902	2,597,064	4,271,782

Operating income (loss)	(1,643,534)	(721,807)	(2,597,064)	(3,049,950)

Other income (expense)
Accretion on long term debt	(22,116)	(22,169)	(77,765)	(66,139)
Fair value gain (loss) on bonuses	-	-	(79,162)	804,409
Gain (loss) on marketable securities (Note 5)	-	(137,500)	2,015,364	(137,500)
Settlement of litigation (Note 5)	-	-	(360,000)	-
Gain on sale of property, plant and equipment	-	-	115,981	-
Interest and other income	65,445	20,077	135,924	182,509
Fees on proxy dispute	-	(11,679)	-	(878,654)
	43,329	(151,271)	1,750,342	(95,375)

Net income (loss) before tax	(1,600,205)	(873,078)	(846,722)	(3,145,325)

Income tax expense
Current	5,485	20,926	5,485	57,099
Future	(117,816)	-	(160,251)	-
	(112,331)	20,926	(154,766)	57,099

Net income (loss)	(1,487,874)	(894,004)	(691,956)	(3,202,424)
Retained earnings (deficit), beginning	(22,065,950)	(15,180,068)	(22,861,868)	(12,871,648)

Retained earnings (deficit), ending	(23,553,824)	(16,074,072)	(23,553,824)	(16,074,072)

Earnings (loss) per share: basic and fully diluted	(0.02)	(0.02)	(0.01)	(0.08)

Weighted average number of common shares outstanding
Basic	64,670,963	41,436,222	53,519,779	41,097,286
Fully diluted	66,868,107	41,486,104	55,716,923	41,147,168

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Three and Nine Months Ended September 30, 2009 and September 30, 2008
(Expressed in Canadian dollars)

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
	$	$	$	$
Cash provided by (used for) operating activities
Net income (loss)	(1,487,874)	(894,004)	(691,956)	(3,202,424)
Adjustments
Accretion on long term debt	22,116	22,169	77,765	66,139
Amortization and accretion	155,289	277,821	514,246	804,255
Fair value gain (loss) on bonuses	-	-	79,162	(804,409)
Gain (loss) on marketable securities (Note 5)	-	137,500	(2,015,364)	137,500
Settlement of litigation (Note 5)	-	-	360,000	-
Future income tax	(117,816)	-	(160,251)	-
Gain on sale of property, plant and equipment	-	-	(115,981)	-
Expense recoveries	(17,271)	-	(587,872)	-
Stock-based compensation (Note 11a)	28,645	171,878	(39,493)	1,256,899
	(1,416,911)	(284,636)	(2,579,744)	(1,742,040)
Changes in non-cash working capital (Note 12)	220,284	4,917,057	(2,779,459)	5,270,404
	(1,196,627)	4,632,421	(5,359,203)	3,528,364

Cash provided by (used for) investing activities
Deferred exploration and development	-	(4,865,694)	-	(10,256,393)
Investment in Chief Consolidated Mining Company	-	-	-	(4,779,378)
Deferred proceeds on sale of marketable securities	-	2,000,000	-	2,000,000
Mineral properties	(809)	(953)	(809)	(13,369)
Purchase of property, plant, and equipment	(147,964)	(574,729)	(242,287)	(1,245,971)
Sale of property, plant, and equipment	-	-	1,834,645	-
	(148,773)	(3,441,376)	1,591,549	(14,295,111)

Cash provided by (used for) financing activities
Long term debt principal repayments	(20,598)	(60,970)	(285,271)	(168,639)
Subscriptions for common shares (Note 17a)	1,062,002	-	1,062,002	-
Shares issued for cash (less costs)	(4,375)	261,251	4,060,485	352,389
	1,037,029	200,281	4,837,216	183,750

Increase (decrease) in cash during the period	(308,371)	1,391,326	1,069,562	(10,582,997)
Effect of changes in foreign exchange rates	185,432	93,953	22,828	153,310
Cash, beginning	1,668,331	641,180	453,002	12,556,146

Cash, ending	1,545,392	2,126,459	1,545,392	2,126,459

Supplementary cash flow information (Note 13)

See accompanying notes to the consolidated financial statements.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

1.	Nature of Operations

Genco Resources Ltd. (“Company”) was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, and to Genco Resources Ltd. on March 30, 1998.

On August 1, 2003 the Company acquired all of the issued and outstanding shares of La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”). The purchase price for the acquisition was US$5,000,000 with consideration being a combination of the issuance of shares and debt. Under the purchase agreement and as part of the consideration, Genco issued 1,380,315 shares valued at $1.02 per share to the vendor to satisfy US$1,000,000 of the purchase price. Genco agreed to pay the balance of US$4,000,000 by payments of US$500,000, payable in cash or shares at the Company’s option, on each of the first through eighth anniversaries of the closing date. On September 22, 2004 the Company issued 790,427 shares valued at $0.82 for the first instalment payment to the vendor. On September 1, 2005, September 1, 2006, and August 16, 2007, the Company made the second, third, and fourth instalment payments of US$500,000 each in cash. The Company issued 472,781 shares valued at $1.12 for the fifth instalment on October 15, 2008 and 1,747,045 shares valued at $0.31 for the sixth instalment on August 31, 2009 to the vendor. La Guitarra Compania Minera S.A. de C.V. is a wholly owned subsidiary incorporated under the laws of Mexico.

The Company is engaged in silver and gold mining and related activities including exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration projects in the United States and Canada.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

During the periods ended September 30, 2009 and December 31, 2008, the Company experienced operating losses and negative operating cash flows which were primarily funded by the issuance of share capital. In addition, mineral production at the Company’s mine has been suspended indefinitely and as a result the Company has no cash flows resulting from mineral sales.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing, resume mineral production and to commence profitable operations in the future. Although the Company has identified reserves and resources in Mexico, there is no assurance the Company will be able to profitably develop and mine these reserves with the current scale of operations. Future profitability may be dependent on completing a feasibility study and expanding mining operations. The Company will have to raise additional funds for future corporate and administrative expenses and to undertake further development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

	September 30	December 31
	2009	2008
	$	$

Deficit	(23,553,824)	(22,861,868)
Working capital (deficit)	4,468,554	(3,158,441)

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

2.	Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in preparation of the most recent annual audited consolidated financial statements except as noted below. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2008.

3.	Financial Instruments

The Company’s financial instruments consist of cash, marketable securities, accounts and taxes receivable, deposits, accounts payable, accrued liabilities, and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, liquidity, credit or price risks arising from these financial instruments. The fair values of the financial instruments other than long term debt approximate their carrying values, unless otherwise noted.

	a)	Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico and its revenues are generated in US Dollars and its cost of sales are incurred in Mexican Pesos. A significant change in the currency exchange rates between the Canadian Dollar relative to the US Dollar and the Mexican Peso could have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Financial instruments that subject the Company to a concentration of currency risk are accounts and taxes receivable, accounts payable, accrued liabilities and long term debt.

	b)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral concentrate sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

	c)	Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash and cash equivalent balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital deficit. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

4.	Management of Capital

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long term debt.

In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

5.	Marketable Securities and Note Receivable

	September 30	December 31
	2009	2008
	$	$

Andover Ventures Inc.	—	320,000
Chief Consolidated Mining Company	—	2,373,657
	—	2,693,657

On May 26, 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell its interest in Chief Consolidated Mining Company (“Chief”) for US$4,878,002, 1,500,000 Andover shares and additional consideration over a period of time.

On December 4, 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

On March 24, 2009, a settlement was reached with Andover. Under the terms of the settlement, Andover agreed to terminate all previous agreements and purchase the Chief shares in exchange for $2,857,500 in cash and Andover shares received prior to the settlement and a $5,000,000 note receivable, payable within 18 months. The note is interest bearing at a rate of US prime plus 2%, subject to a minimum rate of 4% per year, with interest payable quarterly and secured against the Chief shares.

The total gain on the sale of the Chief shares was $5,431,820 and will be recognized on the same basis as the note receivable is expected to be collected. The Company has recognized a gain of $1,975,364 and has deferred $3,456,456.

On March 24, 2009 a settlement was reached with a former director of the Company for wrongful dismissal. Under the terms of the settlement the Company agreed to transfer 2,000,000 Andover common shares owned by the Company. The fair value at the date of transfer was $360,000.

6.	Inventory

	September 30	December 31
	2009	2008
	$	$

Concentrate	40,539	44,893
Parts and supplies	309,851	338,445
	350,390	383,338

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

7.	Mineral Property Interests

	September 30	December 31
	2009	2008
	$	$

Oest Property	28,398	27,589
Transvaal Property	20,000	20,000
	48,398	47,589

Oest Property - Lyon County, Nevada, USA

The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District. The Company spent $809 maintaining these claims during the nine months ended September 30, 2009 (December 31, 2008 - $1,614).

Transvaal Property - Kamloops Mining Division, BC, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty. The Company did not expend any funds on exploration during the nine months ended September 30, 2009 (December 31, 2008 – Nil).

8.	Property, Plant, and Equipment

	September 30, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	488,306	356,648	131,658
Buildings	1,177,060	300,076	876,984
Computer equipment	289,753	174,257	115,496
Furniture and fixtures	128,353	54,265	74,088
Leasehold improvements	140,238	76,859	63,379
Mine equipment	4,240,516	1,466,693	2,773,823
Mine infrastructure	18,403,309	2,391,920	16,011,389
Mine reclamation	94,848	19,843	75,005
	24,962,383	4,840,561	20,121,822
Work in progress
Construction	1,443,058	—	1,443,058
Exploration	16,746,902	—	16,746,902
	18,189,960	—	18,189,960

	43,152,343	4,840,561	38,311,782

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

8.	Property, Plant, and Equipment (continued)

	December 31, 2008
		Accumulated
	Cost	Amortization	Net
	$	$	$

Automotive	488,306	268,464	219,842
Buildings	1,177,060	262,561	914,499
Computer equipment	228,624	128,380	100,244
Furniture and fixtures	128,353	48,313	80,040
Leasehold improvements	140,238	65,047	75,191
Mine equipment	5,917,081	1,164,487	4,752,594
Mine infrastructure	18,403,309	2,423,844	15,979,465
Mine reclamation	109,602	21,974	87,628
	26,592,573	4,383,070	22,209,503
Work in progress
Construction	1,114,147	—	1,114,147
Exploration	16,956,055	—	16,956,055
	18,070,202	—	18,070,202

	44,662,775	4,383,070	40,279,705

During the period the Company sold a ball mill for $1,792,546 (US$1,500,000) with a cost of $1,676,565. The Company recorded amortization of $495,946 (2008 - $1,829,405) during the period.

9.	Long Term Debt

Long term debt consists of the following instruments:

	a)	La Guitarra acquisition promissory note

Pursuant to the acquisition of La Guitarra, the Company agreed to pay the remaining US$4,000,000 of the purchase price as a promissory note. The debt bears no interest, is unsecured, and is repayable by instalments of US$500,000 on each of the first through eighth anniversaries of the closing date. The outstanding instalment due in August 2010 is US$500,000 and is recorded as a current liability. Principal payments due over the next five years are US$1,000,000.

The debt has been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

	b)	Equipment loan 1

During the period the Company paid the remaining balance of the loan. No further obligations exist.

	c)	Equipment loan 2

During the period the Company paid the remaining balance of the loan. No further obligations exist.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

9.	Long Term Debt (continued)

	d)	Equipment loan 3

This equipment loan bears interest at a rate of 7.5% per annum with equal monthly payments of US$4,475 principal and interest and matures on February 15, 2010. Payments due over the next year are US$16,388.

	e)	Equipment loan 4

During the period the Company paid the remaining balance of the loan. No further obligations exist.

	September 30	December 31
	2009	2008
	$	$

La Guitarra acquisition promissory note	1,050,118	1,712,712
Equipment loan 1	—	77,254
Equipment loan 2	—	63,047
Equipment loan 3	17,800	75,504
Equipment loan 4	—	98,475
	1,067,918	2,026,992
Less: current portion	542,859	925,680
	525,059	1,101,312

10.	Provision for Asset Retirement Obligation

	September 30	December 31
	2009	2008
	$	$

Balance, beginning	225,327	214,109
Accretion expense for the period	18,299	22,531
Change in estimate	(23,004)	(11,313)
Balance, ending	220,622	225,327

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At September 30, 2009, the Company’s undiscounted future asset retirement obligation estimate was $1,408,530. The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The Company anticipates settling these obligations within the next 18 years. The present value of the provision has been calculated using a credit adjusted risk-free discount rate of 8%.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

11.	Share Capital

Authorized:	Unlimited number of common shares without par value.

			Contributed
	Number of	Share Capital	Surplus
Issued and outstanding:	Common Shares	$	$

Balance, December 31, 2007	40,770,624	43,352,639	7,638,029
Exercise of stock options	430,000	540,778	(188,390)
Shares issued for acquisition of mineral interest	134,648	397,480	—
Shares issued to settle debt and liabilities	788,109	1,035,931	—
Stock-based compensation	—	—	1,534,537

Balance, December 31, 2008	42,123,381	45,326,828	8,984,176
Private placement	20,799,668	3,063,490	1,485,213
Shares issued to settle debt and liabilities	3,249,249	1,301,272	—
Stock-based compensation	—	—	(39,493)

Balance, September 30, 2009	66,172,298	49,691,590	10,429,896

During the period the Company completed a 20,799,668 unit private placement at a price of $0.24 per unit for gross proceeds of $4,991,920. Each unit consisted of one common share and one warrant to purchase one common share for $0.35 for a period of three years. The agent and was paid a fee of $239,034 and issued 622,484 broker’s warrants. Each broker warrant is exercisable to purchase one share at $0.35 for a period of three years.

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.41%, volatility of 108%, an expected life of 1.5 years and with no dividends being paid. The fair value attributable to the common shares and warrants was $3,566,366 and $1,425,554 respectively. The fair value attributed to the broker’s warrants was $59,659.

a)	Options

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. Stock based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price ranging from 49% to 119%, an annual risk free interest rate ranging from 1.71% to 4.25% and vesting over various periods from immediately to 5 years. As of September 30, 2009 2,077,374 (December 31, 2008 – 2,183,949) stock options were exercisable.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

11.	Share Capital (continued)

A summary of the Company's options at September 30, 2009 are presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2007	2,621,099	2.04
Granted	2,162,500	3.18
Exercised	(430,000)	0.83
Expired or cancelled	(901,150)	3.22

Balance, December 31, 2008	3,452,449	2.60
Granted	900,000	0.44
Expired or cancelled	(1,503,367)	3.04

Balance, September 30, 2009	2,849,082	1.68

b)	Warrants

A summary of the Company's warrants at September 30, 2009 are presented as follows:

		Weighted Average
		Exercise Price
	Number of	Per Share
	Common Shares	$

Balance, December 31, 2007	3,733,333	5.25
Granted	—	—
Exercised	—	—

Balance, December 31, 2008	3,733,333	5.25
Granted	21,422,152	0.35
Expired or cancelled	(3,733,333)	5.25

September 30, 2009	21,422,152	0.35

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

12.	Changes in Non-Cash Working Capital

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
	$	$	$	$

Accounts receivable	14,951	377,490	4,462	(77,602)
Taxes receivable	(70,111)	28,894	(105,935)	(1,073,851)
Inventory	(5,759)	(90,895)	(4,515)	(43,325)
Prepaid expenses and deposits	234,171	258,177	301,541	(82,870)
Accounts payable	47,032	4,343,391	(2,975,012)	6,548,052
	220,284	4,917,057	(2,779,459)	5,270,404
Less: mine development changes in accounts payable	—	—	—	—
	220,284	4,917,057	(2,779,459)	5,270,404

13.	Supplementary Cash Flow Information

	Three Months	Three Months	Nine Months	Nine Months
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
	$	$	$	$

Interest received	65,445	20,077	135,924	182,509
Interest paid	—	13,784	7,231	34,057
Income taxes paid	5,485	20,926	5,485	57,099
Cash and cash equivalents	1,545,392	2,126,459	1,545,392	2,126,459
Shares issued to acquire mineral interest	—	—	—	397,480

14.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, during the year period ended September 30, 2009, the Company paid or accrued $164,025 in consulting fees, management fees and bonuses to directors and officers (December 31, 2008 - $1,296,568) and $23,495 was paid or accrued to a law firm in which the lawyer providing legal services was related to a director. Also, during the period a director was paid $7,231 in interest relating to promissory notes for funds advanced to the Company.

During the period the Company completed a private placement 20,799,668 unit private placement (Note 11) at a price of $0.24 per unit of which a director subscribed for 9,350,000 units and received 9,350,000 common shares and 10,814,000 warrants. The Company also issued 1,502,204 common shares to a director and officer for the settlement of bonuses.

Included in accounts payable at the period end is $9,157 owing to directors and officers of the Company (December 31, 2008: $1,517,261).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

15.	Segmented Information

The Company has one reportable operating segment, being the acquisition and future development of mineral properties. All revenues and cost of sales relate to the sale of concentrate ore in Mexico.

The Company’s assets by geographic location are as follows:

	September 30	December 31
	2009	2008
	$	$

Canada	6,545,392	2,741,246
Mexico	41,403,905	44,279,809
	47,949,297	47,021,055

16.	Contingencies

a)	Tax Receivable

The Company has recorded a Value Added Tax receivable in Mexico in the amount of $2,554,449. Subsequent to December 31, 2008 the company received an assessment from the Service of Tax Administration advising that part of the refund was rejected. Management has appealed the decision and expects that the amount will be fully recoverable.

b)	Labour Disputes

A labour related lawsuit has been filed against the Company’s Mexican subsidiary which is related to the current labour dispute at the mine. The lawsuit seeks approximate damages of $50,000. Although, the Company believes the lawsuit is without merit it is possible a judgement may be rendered against the Company.

A labour related lawsuit has been filed against the Company’s Mexican subsidiary, a director of the Company and an officer of the Company by a former employee of the Company. The lawsuit seeks damages in excess of $100,000. Although, the Company believes the lawsuit is without merit it is possible a judgement may be rendered against the Company’s Mexican subsidiary, the director, or the officer.

c)	Payment Dispute

A payment related lawsuit has been filed against the Company’s Mexican subsidiary relating to work done under contract. The lawsuit seeks approximate damages of US$335,000 including damages of approximately US$253,600 relating to invoices which had been paid prior to the initiation of the lawsuit. Although, the Company believes the lawsuit is without merit it is possible a judgement may be rendered against the Company’s Mexican subsidiary.

GENCO RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the Nine Months Ended September 30, 2009
(Expressed in Canadian dollars)

17.	Subsequent Events

	a)	Private Placement Completed

Subsequent to September 30, 2009 the Company completed a private placement of 7,142,855 units at a price of $0.35 per unit for gross proceeds of $2,500,000. Each unit consisted of one common share and one non-transferable warrant to purchase a further share for $0.45 until September 30, 2011.

The Company paid a finder's fee of 6% of the proceeds and issued finder's warrants to purchase 428,571 shares exercisable at $0.45 per share until September 30, 2011.

	b)	Options Granted

Subsequent to September 30, 2009 the Company granted 400,000 share purchase options to directors of the Company. The options have an exercise price of $0.84 and have an expiry date of October 19, 2014.

	c)	Warrants Exercised

Subsequent to September 30, 2009, 793,000 warrants were exercised for proceeds of $277,550.

18.	Recent Accounting Pronouncements

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.